Exhibit 99

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreements between Ms.Monica Dong and the Company regarding expenses of the offering and an acquisition.

Ms Monica Dong has committed orally to fund the company at least through the S-1 filing process.